SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON FEBRUARY 03, 2011.

1. DATE, TIME AND PLACE OF THE MEETING: Special Shareholders’ Meeting held on February 03, 2011, at 10:00 a.m., on Av. Roque Petroni Junior, n° 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALLING: Call notice published in the State of São Paulo Official Gazette (Corporate Chapter – pages 6, 11 and 4, respectively) in the issues of January 18, 19 and 20, 2011, and in Valor Econômico, published in pages D9, D5 and B7, in the issues of January 18, 19 and 20, 2011, respectively).

 3. AGENDA:

(a)       to examine and pass a resolution on the creation of the following offices: (i) Executive Vice-President for Coordination and Synergies, and (ii) General Secretary and Legal Officer, and consequent amendment to the wording of item XV of article 17; amendment to the head paragraph and sole paragraph of article 20, with the inclusion of a new paragraph in the same article and the inclusion of items VIII and IX in article 23 of the Company’s Articles of Incorporation; and (b) to amend the Company’s Articles of Incorporation.

4. ATTENDANCE: The meeting was attended by shareholders representing more than 88.91% of the common shares, pursuant to the records and signatures appearing in the Shareholders’ Attendance Register.

5. PRESIDING BOARD OF THE MEETING: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

6. RESOLUTIONS:

Upon opening the meeting, the Chairman explained that the minutes of the Meeting would be drawn-up as a summary of the facts, containing solely a transcript of the resolutions adopted, as permitted in article 130, § 1 of Law no. 6404/76 (“Corporation Act”), and informed that the documents or proposals, voting statements or dissenting votes regarding the matters to be decided should be submitted in writing to the Presiding Board, to be represented for such purpose by the Secretary.

Further, the Chairman explained that the documents and information relating to the matters to be discussed at this Meeting are available to the shareholders at the head-office of the Company, as well as from the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br), since the publication of the Call Notice, in conformity with the provisions in the Corporation Act and in CVM Instruction nor. 481/2009.

The shareholders examined the matter contained in the Agenda, and passed the following resolution:

6.1 to examine and pass a resolution on the creation of the following offices: (i) Executive Vice-President for Coordination and Synergies, and (ii) General Secretary and Legal Officer: the representatives of the shareholders became aware of the proposal contained in the Agenda for creation of the following offices: (i) Executive Vice-President for Coordination and Synergies, and (ii) General Secretary and Legal Officer, and their respective duties and powers and, by unanimous decision, they approved the amendment to the wording of item XV of article 17; the amendment to the head paragraph and to the sole paragraph of article 20, with the inclusion of a new paragraph in the same article and the inclusion of items VIII and IX in article 23 of the Company’s Articles of Incorporation, which shall hereinafter read as follows:

Article 17 - It is incumbent upon the Board of Directors, in addition to the duties provided for in article 142 of the Corporations Act, to:

(...)

XV – nominate and dismiss the members of the Internal Audit Committee;

[...]

Article 20. The Executive Committee shall comprise nine (9) members, either shareholders or not, who are resident in Brazil, elected by the Board of Directors, to take the following offices: (a) Chief Executive Officer; (b) Executive Vice-President for Finance, Planning and Control, who shall also occupy the office of Investor Relations Officer; (c) Executive Vice-President for Operations; (d) Executive Vice-President for Marketing and Innovation; (e) Vice-President for Networks; (f) Vice-President for Regulation; (g)Vice-President for Resources; (h) Executive Vice-President for Coordination and Synergies; and (i) General Secretary and Legal Officer.

Paragraph One: The term of office of the members of the Executive Committee is of three (3) years, reelection being permitted..

Paragraph Two: One same Executive Officer may be elected to perform the duties of more than one office in the Executive Committee.

[...]

Article 23 - The following are the specific incumbencies of each member of the Executive Committee:

(....)

VIII – Executive Vice-President for Coordination and Synergies

(a) to coordinate the activities and processes that result in synergies being obtained in the business;

(b) to coordinate the relations and synergies with domestic and foreign suppliers and partners, in order to achieve and maintain business innovation and efficiency; and

(c) to exercise other duties as may be determined to him by the Board of Directors, either directly or as defined in the Company’s Internal Bylaws .

IX – General Secretary and Legal Officer

(a) to coordinate the legal activities of the Company;

(b) to act jointly with the other management bodies for achievement of the corporate purposes, especially as far as legal support is concerned;

(c) to exercise other duties as may be determined to him by the Board of Directors, either directly or as defined in the Company’s Internal Bylaws..

6.2 restatement of the articles of incorporation: by reason of the amendments proposed in item 4.1 above, the shareholders unanimously approved the restatement of the articles of incorporation of the Company, which shall hereinafter be read as set forth in Attachment I to the minutes of this Meeting, which Attachment I already reflects the resolutions passed herein.

7. APPROVAL AND SIGNATURES: After all the matters of the agenda were examined, these minutes were drawn-up, read, approved and signed. It has been decided that, pursuant to the provisions in §2, of article 130, of Law no. 6404/76, these minutes will be published without showing the signatures of the shareholders.
Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Michelle Morkoski Landy – Secretary of the Meeting; Shareholders: Telefónica S.A.; Portelcom Participações S.A.; TBS Participações Ltda., and State of California Public Employees Retirement System.

We hereby certify that this is a faithful copy of the minutes of the Special Shareholders’ Meeting held on January 20, 2011, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira Chairman OAB/RS nº 45.479	Michelle Morkoski Landy Secretary OAB/SP n° 178.637

ATTACHMENT I -  ARTICLES OF INCORPORATION APPROVED BY THE SPECIAL SHAREHOLDERS’ MEETING HELD ON FEBRUARY 03, 2011

CHAPTER I—CHARACTERISTICS OF THE COMPANY

LEGAL FORM

     Art. 1— VIVO Participações S.A. is a joint stock corporation governed by Law No. 6.404/76, as amended, by these Articles of Incorporation and by other applicable legal provisions, being established for an indefinite period of time.

CORPORATE PURPOSE

     Art. 2—The Company’s corporate purposes are:

I.

exercising control over companies engaged in the exploitation of mobile cellular telephone service, mobile personal service and other kinds of telecommunication services in general, in conformity with the concessions, authorizations and permits granted thereto;

II.

exploitation of services and activities necessary or useful for the performance of these services, in conformity with the concessions, authorizations and permits granted thereto, including:

a) project, performance, implementation, marketing, operation, maintenance and exploitation of cellular mobile telephone services, other telecommunication services and related services;

b) rendering of telecommunication engineering services; and

c) import, export and marketing of goods, equipment, handsets and accessories related to cellular mobile telephony and to other telecommunication and related services;

III.

carrying out, by means of subsidiary or affiliated companies, the expansion and implementation of telecommunication services, in the respective areas of the concessions, authorizations and permits granted thereto;

IV.	promoting, procuring or instructing raising of domestic and foreign funds to be used by the Company or its subsidiaries;

V.	promoting and stimulating study and research activities with a view to develop the telecommunications industry;

VI.	performing, by means of subsidiary or affiliated companies, specialized technical services related to the telecommunications industry;

VII.	promoting, stimulating, carrying out and coordinating, by means of its subsidiary or affiliated companies, the formation and training of the necessary staff for the telecommunications industry ;

VIII.	carrying out or promoting imports of goods and services for its subsidiary and affiliated companies;

IX.	exercising other activities similar or related to its corporate object;

X. XI.	holding interest in the capital stock of other companies; and marketing equipment and materials as may be necessary or useful for the exploitation of telecommunication services.

HEAD OFFICE

     Art. 3 - The Company has its head office in the Capital of Săo Paulo State and may, by decision of the Executive Committee, open and close branches, agencies and branch offices, offices, departments and representation offices in any part of the Brazilian territory or abroad.

CHAPTER II - CAPITAL STOCK

AUTHORIZED CAPITAL

     Art. 4—The Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares, whether common or preferred, regardless of amendment to the articles of incorporation, the Board of Directors being the competent body to make resolutions on the increase and consequent issuance of new shares within the referred limit.

     Paragraph One —No requirement exists as to keeping any proportion between the number of shares of each class, the maximum proportion of two thirds (2/3) of the number of preferred shares with no voting rights or with restricted voting rights in relation to the total of shares issued may be maintained.

     Paragraph Two—The shareholders shall have preemptive rights upon the subscription of increases in the capital stock, in proportion to the number of shares held by them.

     Paragraph Three - By resolution of the Board of Directors, (i) the preemptive right may be excluded upon issues of shares, debentures convertible into shares and warrants, the placement of which is made at Stock Exchanges or by public subscription, exchange of shares in a public offering for acquisition of control, under the terms of the Articles 257 and 263 of the Corporations Act, as well as for benefiting from tax incentives, under the terms of specific laws, as permitted by Article 172 of Law No. 6404/76; and, (ii) upon issuance of common shares intended for adaptation to the provisions in article 15, paragraph 2 of Law No. 6404/76, the preemptive right set forth in article 171, paragraph 1 (b) of the Corporations Act regarding the subscription of shares of kinds and classes different from the ones held by the shareholders may not be extended to the holders of preferred shares, as provided for in article 8, paragraph 2 of Law No. 10.330/01.

 SUBSCRIBED CAPITAL

     Art. 5—The capital stock, subscribed and fully paid in, is R$ 8,780,150,322.86 (eight billion, seven hundred and eighty million, one hundred and fifty thousand, three hundred and twenty two Brazilian reais and eighty six cents), represented by 400,713,827 (four hundred million, seven hundred and thirteen thousand, eight hundred and twenty seven) book entry shares, of which 137,269,188 (one hundred and thirty seven million, two hundred and sixty nine thousand, one hundred and eighty eight) are common shares and 263,444,639 (two hundred and sixty three million, four hundred and forty four thousand, six hundred and thirty nine) are preferred shares, nominal and without par value

     Sole Paragraph—The shares shall be held in a depositary account with a financial institution on behalf of their respective holders, with no issuance of certificates, and the institution may charge from the shareholders the cost of transfer of their respective shares.

CHAPTER III—SHARES

COMMON SHARES

     Art. 6—Each common share entitles the holder thereof to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

     Art. 7—Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority upon the reimbursement of the capital stock, with no premium, right to receive the dividend to be distributed, corresponding to at least 25% of the net profit for the year, calculated in conformity with article 202 of the Corporations Act, with priority upon the receipt of non-cumulative, minimum dividends equivalent to: (a) six percent (6%) per annum on the amount resulting from the division of the subscribed capital for the total number of shares of the Company, or (b) three per cent (3%) per annum on the amount resulting from the division of the net worth for the total number of shares of the Company, whichever is higher, as well as the right to share the distributed profit under equal conditions as those provided for the common shares, after the minimum priority dividend distributed to the preferred shares is ensured to the latter.

     Sole Paragraph—Preferred shares will be granted full voting rights in the event the Company shall fail to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV —GENERAL SHAREHOLDERS’ MEETING

     Art. 8—General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the end of each fiscal year, for resolution of the matters mentioned in Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these Articles of Incorporation, or when applicable legislation should so require.

     Sole Paragraph—General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairman of the mentioned body to provide support to the relevant act.

     Art. 9—The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature, shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in article 117 of Law 6.404/76.

     Art. 10—Without prejudice to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall be entitled to voting rights in resolutions of the general Meeting referred to in Article 9, as well as in those resolutions related to amendment or revocation of the following provisions of these Articles of Incorporation:

     I - article 9;

     II - sole Paragraph of article 11; and

     III - article 30.

     Art. 11—The General Shareholders’ Meetings shall be chaired by the Chairman the Board of Directors, who shall appoint the Secretary from among those present to the meeting. In the absence of the Chairman of the Board of Directors, the shareholders shall choose the chairman and the secretary of the meeting.

     Sole Paragraph—In the cases provided for in Article 136 of Law No. 6.404/76, the first call notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and the second call notice shall be published at least ten (10) days in advance.

     Art. 12—Only shareholders of record up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may attend and vote in the General Shareholders’ Meetings.

     Paragraph One—The call notice may require that the attendance of the shareholder at the Meeting be contingent upon filing, with the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date of the General Shareholders’ Meeting.

     Paragraph Two—The call notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon filing of the relevant power of attorney with the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V—MANAGEMENT OF THE COMPANY

     Art. 13—The Company shall be managed by the Board of Directors and by the Executive Committee, with the duties conferred to them by law and by these Articles of Incorporation. The relevant members shall be elected for a term of office of three (3) years, re-election being permitted, and they are released from posting bond for the performance of their duties.

     Paragraph One - All members of the Board of Directors and of the Executive Committee shall take office by signing the relevant instruments, remaining in their respective offices up to the time their successors effectively take office.

     Paragraph Two—The General Shareholders’ Meeting shall set the overall compensation of the Company’s officers, including benefits of any kind and entertainment allowances, the Board of Directors having the competent authority to distribute the compensation among its members and the members of the Executive Committee.

     Paragraph Three—The General Shareholders’ Meeting may grant profit sharing to the officers of the Company, with due regard to the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76, following a proposal presented by the Company’s management.

BOARD OF DIRECTORS

COMPOSITION

     Art. 14—The Board of Directors shall comprise at least three (3) and at most twelve (12) members, all of them shareholders of the Company, who may be elected to and removed from the board by a General Shareholders’ Meeting, including in such number the members of the Board elected by the minority shareholders, if any, with due regard, concerning the number of members established in this article, to the provisions in paragraph 7 of article 141 of the Corporations Act.

     Sole Paragraph—The Board of Directors shall appoint, from among its members, the Chairman and the Vice-Chairman of the Board.

SUBSTITUTION

     Art. 15—In the event of impediment or absence of the Chairman of the Board of Directors, he/she shall be replaced by the Vice-Chairman. In the absence of the Vice-Chairman, the Chairman shall be replaced by another member of the Board appointed by said Board.

     Paragraph One—In the event of impediment or absence of any other member of the Board of Directors, the member thus impeded or absent may appoint his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and make resolutions at the meeting to which he/she is not able to attend, under the terms of the provisions in Paragraph Three of Article 19 of these Articles of Incorporation.

     Paragraph Two—Members of the Board of Directors may take part in any meeting of said Board through conference call, video conference or any other means allowing all of the Directors to see and hear each other and, in such case, they shall be deemed to have attended the same and shall confirm their vote by a written statement sent to the Chairman of the Board by mail or fax, promptly after the meeting. The resolutions taken in said meetings shall be confirmed at the next first meeting of the Board of Directors, which is physically attended by its members.

     Art. 16—In the event of vacancy in the offices of director, the substitute shall be appointed by the remaining directors for the remaining term of office of the substituted member or until a general meeting for the election of the substitute is held. In the event of vacancy in most offices of the members of the Board of Directors, as provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

     Art. 17—It is incumbent upon the Board of Directors, in addition to the duties provided for in article 142 of the Corporations Act, to:

     I - to approve the internal bylaws of the Company and of its subsidiaries, up to the level of non-statutory executive officers, with due regard to legal and statutory provisions;

     II - approve and amend the internal bylaws of the Board of Directors;

     III - resolve as to the issuance of shares by the Company, involving capital increase, within the limit of the authorized capital, defining the terms and conditions of such issuance;

     IV - resolve as to the issuance of warrants and to the issuance of simple, unsecured debentures, non convertible into shares;

     V - resolve, by delegation of the General Shareholders’ Meeting, as to following aspects upon issuance of debentures by the Company: (i) timing of the issuance, (ii) time and maturity, amortization or redemption terms, (iii) time and interest payment, profit sharing and reimbursement premium terms, if any, (iv) form of subscription or placement, and (v) type of debentures;

     VI - resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submission of the Company’s shares to a depositary system for trading of the respective certificates (“Depositary Receipts”);

     VII - authorize the acquisition of shares issued by the Company, for cancellation or custody in Treasury for subsequent sale;

     VIII - authorize the sale of fixed assets, the creation of in rem guarantees and the granting of guarantees of third parties obligations, in an amount greater than three hundred million  Reais  (R$300,000,000.00);

     IX - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than three hundred million  Reais  (R$300,000,000.00)

     X - authorize the execution of agreements not provided for in the Company’s budget, for an amount greater than three hundred million  Reais  (R$300,000,000.00);

     XI - approve investments and acquisition of assets not provided for in the Company’s budget, for an amount greater than three hundred million  Reais  (R$300,000,000.00);

     XII - authorize the acquisition of equity interest on a permanent basis in other companies in an amount greater than three hundred million  Reais  (R$300,000,000.00), not provided for in the Company’s budget and the encumbrance or sale of equity interests;

     XIII - approve the distribution of interim dividends;

     XIV - select or remove the independent auditors, with due regard to the provisions of paragraph 2 of article 142 of the Corporations Law;

     XV - nominate and dismiss the members of the Internal Audit Committee; and

     XVI - to elect and dismiss, at any time, the members of the Board of Executive Officers, with due regard to legal and statutory provisions; and

     Art. 18—The specific duties of the Chairman of the Board of Directors are: (a) to call the General Shareholders’ Meetings when deemed necessary or as provided by law; (b) to chair the General Shareholders’ Meetings and appoint the Secretary among those present to the meeting; (c) to call and chair the meetings of the Board of Directors whenever deemed necessary or when requested by any director; (d) to ensure that the resolutions taken at the general shareholders’ meetings and at the meetings of the Board of Directors are duly implemented.

MEETINGS

     Art. 19—The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, upon calling by the Chairman of the Board, who shall designate the matters to be discussed, with minutes being drawn up on its resolutions.

     Paragraph One—The meetings of the Board shall be called in writing, at least seventy-two (72) hours in advance and the call notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

     Paragraph Two—The Board of Directors shall make resolutions by majority of votes, provided the majority of its members in office are present.

     Paragraph Three—Any Member of the Board may be represented by another Director at meetings which he/she is not able to attend, provided such powers are granted in a written and signed document.

EXECUTIVE COMMITTEE

COMPOSITION

     Art. 20—Article 20. The Executive Committee shall comprise nine (9) members, either shareholders or not, who are resident in Brazil, elected by the Board of Directors, to take the following offices: (a) Chief Executive Officer; (b) Executive Vice-President for Finance, Planning and Control, who shall also occupy the office of Investor Relations Officer; (c) Executive Vice-President for Operations; (d) Executive Vice-President for Marketing and Innovation; (e) Vice-President for Networks; (f) Vice-President for Regulation; (g)Vice-President for Resources; (h) Executive Vice-President for Coordination and Synergies; and (i) General Secretary and Legal Officer.

Paragraph One: The term of office of the members of the Executive Committee is of three (3) years, reelection being permitted..

Paragraph Two: One same Executive Officer may be elected to perform the duties of more than one office in the Executive Committee.

     Art. 21—In the event of absences or temporary impediments, the Chief Executive Officer shall be replaced by the Executive Vice-President for Finance, Planning and Control. In the event of any vacancy in an Executive Committee office, the relevant substitution shall be decided by the Board of Directors; in case of impediment, the Chief Executive Officer shall appoint the substitute of the impeded Executive Officer from among the other Executive Officers.

COLLEGIATE AUTHORITY OF THE EXECUTIVE COMMITTEE AND REPRESENTATION OF THE COMPANY

     Art. 22—The Executive Committee is the competent body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Committee, collectively, without limitation, to perform the following acts:

     I. propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

     II. authorize, within the limits established in these Articles of Incorporation, the sale or encumbrance of fixed assets, the creation of in rem guarantees and the granting of guarantees of third parties’ obligations;

     III. prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of the surplus, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

     IV. whenever applicable, perform the following acts, within the limits set in these Articles of Incorporation: (a) to ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans;

     V. approve the execution of other agreements not mentioned above, within the limits of its duties;

     VI. define the duties and organizational structure of the hierarchic bebeath non-statutory executive officers;

     VII. to resolve on branches, agencies, offices, departments and representation offices, in any part of the domestic territory or abroad;

     VIII. propose to the Board the duties for each of the Non-Statutory Officers and being the Board responsible for determining them in the internal bylaws of the Company.

     Paragraph One—The resolutions of the Executive Committee shall be taken by majority vote, provided the majority of its members is present.

     Paragraph Two—With due regard to the provisions of these Articles of Incorporation, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergency situations, when the individual signature of the Chief Executive Officer or, in his absence or temporary impediment, of the Executive Vice-President for Finance, Planning and Control, shall be permitted, in any event subject to approval by the Executive Committee; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signature of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

     Paragraph Three—Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum effective term of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

     Art. 23—The following are the specific incumbencies of each member of the Executive Committee:

     I- Chief Executive Officer:

     a) to follow up on and supervise the implementation of the resolutions of the General Shareholders’ Meetings and the Board of Directors;

     b) to follow up on and supervise the implementation of the Company’s strategic policy;

     c) to coordinate and supervise the duties of the other Statutory Officers, representing the Executive Committee at the General Shareholders’ Meeting and before the Board of Directors; and

     d) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     II— Executive Vice-President for Finance, Planning and Control:

     a) to identify political, economic, social and technological scenarios and monitor the share market;

     b) to develop a relationship strategy and interact with market entities and shareholders performing Investor Relations duties, to give information to the investing public, to the CVM (Securities Commission) and the entities with which the company shall have its securities listed and keep the company’s registration updated;

     c) to define and manage the company’s financial structure;

     d) to manage the billing system; and

     e) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     III - Executive Vice-President for Operations:

     a) to carry out the sale of products and services;

     b) to manage and develop sale channels (ex.: own stores, resale, reload and retail networks);

     c) to manage statistics about client base; and

     d) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     IV - Executive Vice-President for Marketing and Innovation:

     a) to define a marketing strategy and plan for all market segments;

     b) to develop and implement advertising strategy and trademark management;

     c) to define the criteria and means to develop the CRM system;

     d) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     V - Vice-President for Networks:

     a) to coordinate the strategy for network technological evolution, development and growth;

     b) to plan, size and develop the cellular radio network, switching, interconnection and service platforms; and

     c) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     VI - Vice-President for Regulation:

       a) to monitor the regulation environment;

       b) to implement relationship and negotiation with the regulating agencies; and

       c) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

     VII. Vice-President for Resources:

a) to acquire assets, products and services;
            b) to develop and to implement processes and activities related to the safety and                       management; and
      c) to perform other duties determined by the Board of Directors, directly or through the internal bylaws of the Company.

VIII. Executive Vice-President for Coordination and Synergies

      (a) to coordinate the activities and processes that result in synergies being obtained in the business;

      (b) to coordinate the relations and synergies with domestic and foreign suppliers and partners, in order to achieve and maintain business innovation and efficiency; and

      (c) to exercise other duties as may be determined to him by the Board of Directors, either directly or as defined in the Company’s Internal Bylaws .

IX. General Secretary and Legal Officer

      (a) to coordinate the legal activities of the Company;

      (b) to act jointly with the other management bodies for achievement of the corporate purposes, especially as far as legal support is concerned;

      (c) to exercise other duties as may be determined to him by the Board of Directors, either directly or as defined in the Company’s Internal Bylaws..

CHAPTER VI—AUDIT COMMITTEE

     Art. 24—The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

     Paragraph One—The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

     Paragraph Two—In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

     Paragraph Three—The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by call notice from the Chairman of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

     Paragraph Four—The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the call notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII—FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

     Art. 25—The fiscal year shall coincide with the calendar year, and the balance sheets shall be prepared on an annual, semi-annual or quarterly basis.

ALLOCATION OF PROFITS

     Art. 26 —Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

     Paragraph One—From the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, with the aim of ensuring the integrity of the capital stock, limited to twenty percent (20%) of paid-in capital stock; and (ii) twenty-five percent (25%) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, to be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to a resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors as shown in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve as to application of the excess in paying in or increasing capital stock or in paying additional dividends to the shareholders.

     Paragraph Two—Dividends that remain unclaimed over a period of three (3) years, counting from the date of resolution of their distribution, shall revert to the Company’s benefit.

     Art. 27—The Company may, by resolution of the Board of Directors, declare dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

     Sole Paragraph—Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

     Art. 28—By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the General Shareholders’ Meeting.

CHAPTER VIII—GENERAL PROVISIONS

     Art. 29—The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

     Art. 30—Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, which is renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

     Art. 31—For all contingencies that are not covered by these Articles of Incorporation, the Company shall be governed by the applicable law.

I hereby certify that this is a faithful copy of the Articles of Incorporation, in the form of the Attachment to the minutes of the Special Shareholders’ Meeting held on February 03, 2011, drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting – OAB/SP 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.